Exhibit (E)(28)

General Services Agreement
Between Calprop Corporation and Drake Development, LLC

     In consideration for Calprop Corporation (“Calprop”) providing certain administrative and accounting services for Drake Development, LLC (“Drake”) and acting as general contractor on real estate projects of Drake, the funds designated in bank loan agreements, or otherwise set aside for, the management of projects where Calprop provides services shall be shared in the following manner. Two thirds of the funds shall go to Calprop and one third of the funds shall go to Drake. With respect to any services provided by Calprop that do not relate to specific real estate projects of Drake, Drake shall pay Calprop the cost to Calprop of providing such services, as reasonably determined by Calprop, plus 3%.

Dated:	March 24, 2005

/s/ Victor Zaccaglin		/s/ Henry Nierodzik

Victor Zaccaglin		Henry Nierodzik
Chief Executive Officer		Chief Accounting Officer
Drake Development, LLC		Calprop Corporation